December 7, 2007

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Neuro-Hitech, Inc. (the “Company”)
Form 10-KSB for fiscal year ended December 31, 2006 Filed April 13, 2007 and amended on April 30, 2007 File No. 001-3426

Dear Mr. Rosenberg:

This letter is in response to your letter dated November 30, 2007. We have set forth your comment followed by the Company’s response.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Item 8A. Controls and Procedures, page 32

1.	You disclose that this section is not applicable. Please provide the disclosures required by Items 307 and 308(c) of Regulation S-B.

We have concurrently filed Amendment No. 2 to Form 10-KSB, a copy of which is enclosed herewith.

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We hereby acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 7, 2007

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me or our outside counsel, Jeffrey E. Jordan, Esq. of Arent Fox LLP at 202-857-6473.

Sincerely,

/s/ David J. Barrett
David J. Barrett
Chief Financial Officer

cc:	Gary T. Shearman
Jeffrey E. Jordan, Esq.